UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Translation of registrant’s name into English)

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

EXPLANATORY NOTE

The information contained in this Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-283113) and Form S-8 (Registration No. 333-282263).

Moolec Science SA holds an Extraordinary General Meeting of Shareholders

Moolec Science SA (NASDAQ: MLEC), a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under registration number B268440 (“Moolec,” the “Company,” “we,” “us” or “our”) held an extraordinary general meeting of the shareholders of the Company (the “Redomiciliation EGM”), on April 22, 2025, at 1:00 p.m. (Luxembourg time) at 35, avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg. At or prior to the Redomiciliation EGM, the Company’s shareholders voted on fifteen proposals as set forth below, respectively. The proposals were approved at the Meetings by either a simple majority of the votes or by a two thirds majority expressed by shareholders who voted at or prior to the Redomiciliation EGM (either in person, by proxy or ballot paper), in accordance with applicable law and our articles of association.

The Redomiciliation EGM considered and voted on the following agenda points:

1	After acknowledging that (x) the transfer of the central administration (administration centrale) and registered office (siège social) of the Company from the Grand Duchy of Luxembourg to the Cayman Islands, and the setting of the registered office at c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands and the change of nationality of the Company, as approved by the shareholders of the Company during an extraordinary general meeting of the shareholders held in front of a Luxembourg notary on 27 December 2024 are not yet effective since the condition to which the effectiveness of such resolution was subject has not been fulfilled and (y) that as a consequence, the laws applicable to the Company are still the laws of the Grand Duchy of Luxembourg, to approve as a special resolution the amendment and restatement of the Company’s existing amended and restated memorandum and articles (“A&R M&A”) and the adoption of a new set of articles of association in accordance with Luxembourg company laws (the “Articles”), in substitution for and to the entire exclusion of the Company’s A&R M&A, and, as part of such amendment and restatement:

(i)	to restate its corporate object, so that the corporate object of the Company will read as follows:

“The object of the Company is the acquisition, holding and disposal of interests in Luxembourg and/or in foreign companies and undertakings, as well as the administration, development and management of such interests.

The Company may provide loans and financing in any other kind or form or grant guarantees or security in any other kind or form, for the benefit of the companies and undertakings forming part of the group of which the Company is a member.

The Company may also invest in real estate, in intellectual property rights or any other movable or immovable assets in any kind or form.

The Company may borrow in any kind or form and issue bonds, notes or any other debt instruments as well as warrants or other share subscription rights.

In a general fashion, the Company may carry out any commercial, industrial or financial operation, which it may deem useful in the accomplishment and development of its object.”

(ii)	to acknowledge the report of the board of directors of the Company drawn up in accordance with article 420-26 paragraph (5) sub-paragraph 3 of the Luxembourg law of 10 August 1915 on commercial companies, as amended; and

(iii)	to approve the creation of an authorised capital in an amount of five billion United States dollars (USD 5,000,000,000.-) divided into five hundred billion (500,000,000,000) shares with a nominal value of one cent (USD 0.01) each, and to give to the board of directors of the Company the authorization to realise increases of the issued share capital of the Company within the limits of the authorised capital of the Company so created and, in particular for that purpose, to determine the time, date, conditions and price of any share issue and to remove or limit the preferential subscription right of the existing shareholders of the Company to any such share issue for a period ending five (5) years after the date of the extraordinary general meeting of shareholders creating an authorised capital.

The full text of the special resolution voted upon at the EGM, including the text of the Articles, has been published on the Company website https://ir.moolecscience.com/.

2	Subject to the adoption of the resolution corresponding to the previous agenda items, to abolish the nominal value of the shares, so that the value of each share will forthwith be its accounting par value as it results from the issued share capital.

3	Subject to adoption of the resolutions corresponding to the previous agenda items, to approve the further amendment of the first paragraph of article 5 and the first paragraph of article 6 of the Articles of the Company, in order to reflect the resolution to be adopted under agenda item 2.

4	To acknowledge current report on Form 6-K (File No. 001-41586) furnished to the United Stated Securities and Exchange Commission on March 14, 2025, relating to the Nasdaq Staff Determination Letter received by the Company, and to approve, subject to the adoption of the resolutions corresponding to the previous agenda items, a share consolidation of all the shares of the Company, having an accounting par value (the “Existing Shares”), by means of a reverse stock split at a consolidation ratio to be set between 2:1 and 10:1 (the “Consolidation Ratio”) by the board of directors of the Company, and to be implemented by the board of directors of the Company on a date which shall be no later than 6 September 2025 (the “RSS Effective Date”), further subject to approval of the resolutions to be taken on the basis of the below agenda items and to approve the round-up treatment of Existing Shares that cannot be consolidated into a whole number of consolidated shares (the “Share Consolidation”).

5	Subject to adoption of the resolutions corresponding to the previous agenda items, to approve the amendment of the first paragraph of article 5 and the first paragraph of article 6 of the Articles of the Company, in order to reflect the consolidation of the Existing Shares pursuant to the Consolidation Ratio.

6	Subject to adoption of the resolutions corresponding to the previous agenda items, to delegate all powers to the board of directors of the Company to take all steps required to implement the foregoing resolutions of the shareholders, including to set the Consolidation Ratio, to set the RSS Effective Date, to issue shares under the authorised capital of the Company or to allocate shares held in treasury by the Company, to confirm the amendment of the first paragraph of article 5 and the first paragraph of article 6 of the Articles of the Company, to update the share register of the Company and to do any and all formalities in connection therewith.

7	Subject to adoption of the resolutions corresponding to the previous agenda items, to approve, as described in the prospectus contained in a registration statement (File No. 333-284744) filed with the United States Securities and Exchange Commission, (i) the transfer of the central administration (administration centrale), and registered office (siège social) of the Company by way of continuation from the Grand Duchy of Luxembourg to the Cayman Islands, with continuation of legal personality without interruption or suspension and to designate the registered office at c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands (the “Migration”), with effect from the date of issue of a certificate of registration by way of continuation to the Cayman Islands as an exempted company by the Registrar of Companies in the Cayman Islands (the “Effective Date”) and (ii) the continuation of the Company as an exempted company limited by shares in the Cayman Islands, the submission of the Company to the laws of the Cayman Islands and the adoption of the legal form of a Cayman Islands exempted company limited by shares under the laws of the Cayman Islands, each as from the Effective Date.

8	Subject to adoption of the resolutions corresponding to the previous agenda items, to approve that the name of the Company shall remain “Moolec Science SA” as from the Effective Date.

9	Subject to approval of the Migration, to fully restate the Articles and adopt new memorandum and articles of association (with such variations as required to reflect the Share Consolidation) in substitution for and to the exclusion of, the Company’s existing Articles in order to comply with the laws of the Cayman Islands, as a consequence of the Company becoming a Cayman Islands exempted company limited by shares, as from the Effective Date.

The Company’s object shall be changed to “The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands”.

10	Subject to adoption of the resolutions corresponding to the previous agenda items, to acknowledge the composition of the board of directors of the Company as from the Effective Date will remain as per the composition of the board of directors of the Company as at the date of the Redomiciliation EGM.

11	Subject to adoption of the resolutions corresponding to the previous agenda items, to approve that the place where the existing books and records of the Company shall be kept as from the Effective Date shall be c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

12	Subject to adoption of the resolutions corresponding to the previous agenda items, to authorise the board of directors of the Company and each of Linklaters LLP, Ogier (Cayman) LLP and Ogier Global (Cayman) Limited to take all actions required in connection with the Migration, the deregistration of the Company in the Grand Duchy of Luxembourg and the filing of all necessary documents related to the foregoing with the Registrar of Companies in the Cayman Islands.

13	To approve the appointment of Diego Nicolás Marcos, with immediate effect and for the period to end following the general meeting which will approve the annual accounts for the period to end on 30 June 2025.

14	To approve the appointment of Oscar Alejandro León Bentancor, with immediate effect and for the period to end following the general meeting which will approve the annual accounts for the period to end on 30 June 2025.

15	Subject to adoption of the resolutions adoption of the resolutions corresponding to the agenda items number 13 and 14, to acknowledge the composition of the board of directors of the Company as from the Effective Date will remain as per the composition of the board of directors of the Company as at the date [of the Redomiciliation EGM], including following the resolutions taken in accordance with agenda items number 13 and 14.

Further, on April 22, 2025, the board of directors of the Company resolved to approve the Consolidation Ratio at 10:1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: April 22, 2025	By:	/s/ José López Lecube
	Name:	José López Lecube
	Title:	Chief Financial Officer

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